# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Enviri Corporation, CIK 0000045876
CUSIP: 415864107
Title of class of securities: Common stock, par value $1.25 per share
Address of issuer's principal executive offices: Two Logan Square, 100-120 North 18th Street, 17th Floor, Philadelphia, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 06/01/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001104659-25-117433
Filed by CIK 0001009268
Persons authorized to receive notices and communications: D. E. Shaw & Co., L.P., Legal & Compliance, Two Manhattan West, 375 Ninth Ave., 52nd Floor, New York, New York (NY), 10001, 212-478-0000

## Reporting persons
- D. E. Shaw & Co., L.P. (CIK 0001009268): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- D. E. Shaw & Co., L.L.C. (CIK 0001277502): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- David E. Shaw (CIK 0001023870): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $1.25 per share
Name of issuer: Enviri Corporation
Address of issuer's principal executive offices: Two Logan Square, 100-120 North 18th Street, 17th Floor, Philadelphia, Pennsylvania (PA), 19103
Comment:
Introductory Note:

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is filed by and on behalf of each of the Reporting Persons to amend and supplement the Schedule 13D related to the common stock, par value $1.25 per share (the "Shares"), of Enviri Corporation (the "Issuer") previously filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on December 1, 2025 (the "Initial Schedule 13D"). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Initial Schedule 13D. Except as provided herein, each Item of the Initial Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Initial Schedule 13D is hereby amended and supplemented as follows:

On June 1, 2026, Enviri LLC (CIK: 0000045876), as successor by merger to the Issuer, filed a Form 8-K with the SEC disclosing, among other things, the consummation of the separation and sale to the Buyer of the Issuer's "Clean Energy" business through a series of transactions (collectively, the "Transactions"). Upon consummation of the Transactions, for every three Shares held and exchanged by the Reporting Persons, the Reporting Persons received one share of common stock, par value $0.00001 per share, of Enviri II Corporation, a Delaware corporation (CIK: 0002104052).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Initial Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of Amendment No. 1 is incorporated herein by reference.

Following the consummation of the Transactions, none of the Reporting Persons beneficially owns any Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Initial Schedule 13D is hereby amended and supplemented as follows:

See Item 5(a) of Amendment No. 1 to the Initial Schedule 13D.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Initial Schedule 13D is hereby amended and supplemented as follows:

Schedule I to Amendment No. 1, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in Shares by the Reporting Persons and/or any affiliates of the Reporting Persons during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of the Initial Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of Amendment No. 1 is incorporated herein by reference.

Following the consummation of the Transactions, none of the Reporting Persons beneficially owns any Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 of Amendment No. 1 is incorporated herein by reference.

On June 1, 2026, following the consummation of the Transactions, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Initial Schedule 13D is hereby amended and supplemented as follows:

As of the date of this Amendment No. 1, none of the Reporting Persons has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 99.1 - Schedule I (Transactions in the Securities of the Issuer During the Past Sixty Days)

Exhibit 99.2 - Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated August 1, 2024.

Exhibit 99.3 - Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated August 1, 2024.

Exhibit 99.4 - Joint Filing Agreement, by and among the Reporting Persons, dated June 3, 2026.

## Signatures
- D. E. Shaw & Co., L.P.: /s/ Daniel R. Marcus, Daniel R. Marcus / Chief Compliance Officer (06/03/2026)
- D. E. Shaw & Co., L.L.C.: /s/ Daniel R. Marcus, Daniel R. Marcus / Authorized Signatory (06/03/2026)
- David E. Shaw: /s/ Daniel R. Marcus, Daniel R. Marcus / Attorney-in-Fact for David E. Shaw (06/03/2026)